# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EQUUS TOTAL RETURN, INC., CIK 0000878932
CUSIP: 294766100
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 700 Louisiana Street, 41st Floor, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 10/26/2026
Filed by CIK 0002163947

## Reporting persons
- Anthony Prestigiacomo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,000,000; shared voting power 0; sole dispositive power 2,000,000; shared dispositive power 0; aggregate amount beneficially owned 2,000,000 (12.53% of the class)

## Item 1. Issuer
Name of issuer: EQUUS TOTAL RETURN, INC.
Address of issuer's principal executive offices: 700 Louisiana Street, 41st Floor, Houston, TX 77002

## Item 2. Person Filing
Name of person filing: Anthony Prestigiacomo
Address of principal business office or, if none, residence: 11 Yearling PL, Freehold, New Jersey, 07728
Citizenship: Mr. Prestigiacomo is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,000,000 shares of common stock, consisting of shares issuable upon exercise of warrants held by Mr. Prestigiacomo at an exercise price of $1.50 per share, which are currently exercisable ("Warrants").
Percent of class: 12.53%, based on 13,966,696 shares of common stock outstanding as of June 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, plus the 2,000,000 shares issuable upon exercise of the warrants, which are deemed outstanding pursuant to Rule 13d-3(d)(1).
Sole power to vote or to direct the vote: 2,000,000 shares of common stock underlying the Warrants.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,000,000 shares of common stock underlying the Warrants.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: N/A

## Signatures
- Anthony Prestigiacomo: /s/ Anthony Prestigiacomo, Anthony Prestigiacomo (11/05/2026)